UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch Entertainment and Sony Pictures Entertainment Execute Agreement for International DVD, Television, Mobile and New Media Distribution for “The Tudors”

Peace Arch’s Ten Part Original Television Series Stars Jonathan Rhys Meyers as Young, Ruthless, Seductive King Henry VIII

TORONTO--(MARKET WIRE)--November 7, 2006 -- Peace Arch® Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News), has announced that Sony Pictures Entertainment has acquired the exclusive distribution rights outside North America for DVD, television, mobile and new media for  the Company’s original 10-part event television series “The Tudors.”  Showtime Networks holds US distribution rights to “The Tudors,” scheduled to premiere in the US in the spring of 2007.

The Canadian Broadcasting Corporation will broadcast in Canada, where Peace Arch Home Entertainment will distribute on DVD.

The agreement was negotiated by Peter Schlessel, president of worldwide acquisitions for Sony Pictures Entertainment together with Keith Le Goy, executive vice president of distribution for Sony Pictures Television International, and by John Flock, President of Peace Arch Entertainment with Mary Herne, executive vice president of international television and home entertainment for Peace Arch Entertainment.

A 10-part series of one-hour episodes, “The Tudors” tells the tale of the young, powerful, seductive King Henry VIII, focusing on the tumultuous early years of the ambitious King’s nearly 40-year reign of England.  Bold and passionate about his country and his women, Henry’s obsession with ensuring his legacy led to beheadings of friend and foe, waging war, and challenging the almighty Catholic Church of England, forever changing the soul of the British Empire.

“The Tudors” stars Golden Globe® Award winning actor Jonathan Rhys Meyers (“Match Point,” “Bend It Like Beckham”) as the young, sexy and ruthless King Henry VIII; Emmy® and Golden Globe Award nominated Sam Neill (“Jurassic Park,” “Merlin”) as Cardinal Thomas Wolsey – a minister who possessed great power until he failed his King; Henry Czerny (“Mission Impossible,” “Clear and Present Danger”) as The Duke of Norfolk who learned that the only thing that mattered was winning and keeping the favor of the King; Jeremy Northam (CBS’ “Martin & Lewis,” “Gosford Park,” “The Net”) as Sir Thomas More – a man whose principles sent him to the chopping block; Gabrielle Anwar (“Things To Do In Denver When You’re Dead,” “Scent of A Woman”) as Princess Margaret, Henry’s spoiled sister who was married off to become Queen of Scotland; and Natalie Dormer (“Casanova”) as the infamous Anne Boleyn, the first of Henry’s wives to be beheaded.

“The Tudors” was created and written by Michael Hirst, whose work includes the Academy Award-winning “Elizabeth.”  The series completed principal photography on location in Ireland in October.

Michael Hirst, Ben Silverman of Reveille, Tim Bevan and Eric Fellner of Working Title are the executive producers of “The Tudors,” with Gary Howsam of Peace Arch Entertainment Group and Morgan O'Sullivan of World 2000 producing “The Tudors.”

Mr. Flock said, “’The Tudors’ is a groundbreaking dramatic series with an exceptional cast.  We are extremely pleased to be able to collaborate on its international release with a talented distribution organization with global reach like Sony Pictures Home Entertainment and Sony Pictures Television International.”

Mr. Schlessel said,” ‘The Tudors’ is an exciting, hugely entertaining and compelling series which captures a dramatic, modern sensibility while being faithful to its historical context.  Peace Arch has produced a magnificent series which has worldwide appeal, and Sony is delighted to make ‘The Tudors’ available to the international market.”

In addition to the company’s expanding line-up of long-form television programming, Peace Arch Entertainment’s recently completed feature films include “Chapter 27” starring Jared Leto and Lindsay Lohan, the San Sebastian Film Festival multiple prize-winning “Delirious” starring Steve Buscemi, Michael Pitt, Alison Lohman and Gina Gershon, and “Watching The Detectives” starring Cillian Murphy and Lucy Liu.

“The Tudors” is produced by Peace Arch Entertainment and TM Productions in association with The Canadian Broadcasting Corporation and Showtime Networks, and with the support of investment incentives from the Irish Film Industry provided by the Government of Ireland.  “The Tudors” is produced with the participation of Bord Scannan na hEireann/Irish Film Board.

Sony Pictures Entertainment

Sony Pictures Entertainment is a subsidiary of Sony Corporation of America, (SCA), a subsidiary of Tokyo-based Sony Corporation.  SPE's global operations encompass motion picture production and distribution; television production and distribution; digital content creation and distribution; worldwide channel investments; home entertainment acquisition and distribution; operation of studio facilities; development of new entertainment products, services and technologies; and distribution of filmed entertainment in 67 countries.  Sony Pictures Entertainment can be found on the World Wide Web at http://www.sonypictures.com.

About Peace Arch® Entertainment Group Inc.

Peace Arch® Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch Home Entertainment is one of the leading distributors of DVDs and related products in Canada. Peace Arch recently entered into an agreement to acquire Castle Hill Productions and Dream LLC, whose library of more than 500 classic, contemporary and genre films is expected to supplement Peace Arch's own annual output of more than two dozen new feature films and long form television programs. For additional information, please visit www.peacearch.com.

For more investor oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html

Contact:

Roy Bodner

Peace Arch Entertainment

310.450.1711

rbodner@peacearch.com

or

Trilogy Capital Partners

Paul Karon

Toll-free: 800-592-6067

paul@trilogy-capital.com

Fritz Friedman

Sony Pictures Home

Entertainment

310.244.7799

Fritz_Friedman@SPE.Sony.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	November 7, 2006	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.